Exhibit 99.75

NR:12-04
December 28, 2012

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Virginia Energy and Energy Fuels Announce Financing;
Virginia Energy Closes Bridge Loan

Virginia Energy Resources Inc. (TSX.V: VUI; OTCQX: VEGYF) (“Virginia Energy”) and Energy Fuels Inc. (“Energy Fuels”) (TSX:EFR) are pleased to announce that they have reached understandings amongst themselves and others pursuant to which Virginia Energy proposes to issue and sell, subject to regulatory approval, by way of a non-brokered private placement financing, 14,285,714 common shares in the capital of Virginia Energy (each, a “Common Share”) at a price of $0.42 per Common Share for expected aggregate gross proceeds (in cash and shares) of up to $6,000,000 (the “Offering”). The lead investors in the capital raise are Energy Fuels and Sprott Resource Corp. (“Sprott”).

Virginia Energy owns 100% of the Coles Hill uranium project, a large uranium development project located in south central Virginia. Coles Hill hosts the largest known uranium deposit in the United States with 119.6 million tons of Indicated Resource with an average grade of 0.056% eU3O8 containing 133 million pounds of eU3O8. An updated preliminary environmental assessment was announced by Virginia Energy in September 2012 and can be viewed on Virginia Energy’s profile on SEDAR (see www.sedar.com).

Energy Fuels’ investment in Virginia Energy is expected to bring significant expertise to the Coles Hill project from a technical and regulatory perspective on uranium mining, milling and tailings management. Energy Fuels is currently the largest conventional uranium producer in the United States. It owns the White Mesa uranium mill, near Blanding, Utah, the only operating uranium mill in the US. Energy Fuels also has a dominant resource position in three of the most productive historical uranium districts in the US. In addition, Energy Fuels has long-term supply contracts to provide fuel for nuclear power plants owned by a number of US and foreign utilities.

Stephen Antony, the CEO of Energy Fuels, commented, “The Coles Hill uranium project is the largest uranium development project in the US and has strong technical and economic merit. The US is currently the biggest consumer of uranium in the world, yet we import more than 90% of our supply requirements. We are pleased to partner with Virginia Energy and help advance the Coles Hill project toward becoming a major domestic uranium producer that is committed to the highest standards of operational safety and environmental protection. We are also confident that the Coles Hill project has the potential to create significant economic value for the state of Virginia and generate strong investment returns for Virginia Energy shareholders.”

Energy Fuels will acquire 9,439,857 common shares of Virginia Energy or approximately 19.9% of Virginia Energy upon completion of the Offering and will be granted the right to nominate one director for election or appointment to the Board of Directors of Virginia Energy as long as it holds at least 5% of the issued and outstanding Common Shares, increasing to 9.9% after 2 years. Graham Moylan has been proposed as Energy Fuels’ initial nominee and would also serve on the audit committee. Mr. Moylan is a licensed Certified Public Accountant, currently serves as the Chief Financial Officer of Energy Fuels and previously worked as an investment banker at a Canadian investment dealer gaining extensive financing and financial advisory experience within the uranium sector. The appointment is subject to the approval of the TSX Venture Exchange.

For further information contact: Walter Coles, Jr., Executive Vice President or Tony Perri - Investor Relations, Manager
Suite 611, 675 W. Hastings Street Vancouver, British Columbia, Canada V6B 1N2
Tel: (604) 669-4799 Website: www.virginiaenergyresources.com

Virginia Energy Resources Inc.		NR: 12-04

Walter Coles Sr., CEO of Virginia Energy, commented, “Energy Fuels is the recognized leader in conventional uranium mining and milling in the United States. Their investment brings with it vast experience and technical expertise. We are excited to have Energy Fuels as a partner and with their assistance we hope to eventually permit and build one of the safest and most productive new uranium mines in the world."

Energy Fuels’ subscription will be paid through a combination of $250,000 of cash and 21,851,411 Energy Fuels common shares issued on a private placement basis. Energy Fuels’ participation in the Offering and the issuance of the Energy Fuels common shares to Virginia Energy is subject to the approval of the Toronto Stock Exchange.

Mr. Coles added, “This will be a valuable strategic partnership between Energy Fuels and Virginia Energy and we expect the resulting synergies to create value for both companies. Energy Fuels brings significant technical expertise in terms of permitting, developing and operating uranium mines in the U.S. We believe it is important to realize these synergies now, because we are approaching a very important period with respect to advancing the development of the Coles Hill project. At the present time both parties recognize and believe that our industry and in particular, our respective companies, are significantly undervalued. Despite owning the largest undeveloped uranium resource in the US which based on a preliminary economic assessment completed in September 2012 showed an estimated NPV of US $427 Million, Virginia Energy, based on its current market capitalization, is trading at a highly discounted EV/Resource multiple relative to its peers and at an approximate 95% discount to the aforementioned estimated NPV. Fundamentals in the uranium sector remain strong, and uranium companies with quality underlying assets such as Energy Fuels are positioned to perform well in 2013. Therefore Virginia Energy is pleased to receive Energy Fuels stock in lieu of cash for a large portion of their subscription.” With regard to the balance of the Offering, Sprott will acquire approximately 20% of the private placement for $1.2 million of cash. Other current shareholders are expected to acquire the remaining approximately $835,000 of the Offering. The total cash to be received by Virginia Energy in the Offering is expected to be approximately $2,285,000.

Common Shares issued under the Offering will be subject to a hold period of four months and one day from the applicable closing date of the Offering. In accordance with regulations of the TSX Venture Exchange, finder’s fees may be payable to accredited agents on that portion of the Offering from purchasers identified by such finder, including the subscription by Energy Fuels. Funds from the Offering will be used for general working capital. The completion of the Offering is subject to the approval of the TSX Venture Exchange. Dundee Securities acted as an advisor to Virginia Energy with respect to the Energy Fuels investment.

In addition, on December 27, 2012, Virginia Energy closed a bridge loan facility for a total amount of $750,000 with Sprott Resource Lending Partnership. The bridge loan is repayable on closing of the Virginia Energy’s equity financing, but no later than February 28, 2013 and bears an annual interest rate of 12%. No securities of Virginia Energy were issued or made issuable in connection with the bridge loan from Sprott Resource Lending Partnership.

For further information contact: Walter Coles, Jr., Executive Vice President or Tony Perri – Investor Relations, Manager
Suite 611, 675 W. Hastings Street Vancouver, British Columbia, Canada V6B 1N2
Tel: (604) 669-4799 Website: www.virginiaenergyresources.com

Virginia Energy Resources Inc.		NR: 12-04

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Virginia Energy Resources Inc.
Virginia Energy Resources Inc. is a uranium development and exploration company. The company holds a 100% stake in the advanced stage Coles Hill uranium project located in south central Virginia, USA. Additionally, the company operates a uranium exploration program in the Otish Basin of Quebec, Canada.

About Energy Fuels Inc.
Energy Fuels Inc. is America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is a significant producer of vanadium. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines, standby mines, and other mineral properties in various stages of permitting and development.

Michael Cathro, M.Sc., P.Geo., Vice-President of Exploration for Virginia Energy, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this document related to Virginia Energy.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this document related to Energy Fuels.

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking information includes, but is not limited to, statements relating to the plans for completion of the Offering. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance, do not constitute historical fact and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in such statements, including, without limitation: the risk that the Offering will not be approved by the Toronto Stock Exchange or TSX Venture Exchange; risks and uncertainties related to the full Offering not being completed in the event that there are not sufficient subscribers or the conditions thereto are not satisfied, including the acceptance by the Toronto Stock Exchange or the TSX Venture Exchange. Forward-looking statements and information contained in this release are based on the beliefs, estimates, and opinions of management on the date the statements are made. There can be no assurance that such statements or information will prove accurate. Actual results may differ materially from those anticipated or projected. Virginia Energy and Energy Fuels expressly disclaim any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. No production decision with respect to the Coles Hill project has been made nor will a production decision be made until Virginia Energy has completed a feasibility study.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information contact: Walter Coles, Jr., Executive Vice President or Tony Perri – Investor Relations, Manager
Suite 611, 675 W. Hastings Street Vancouver, British Columbia, Canada V6B 1N2
Tel: (604) 669-4799 Website: www.virginiaenergyresources.com

Virginia Energy Resources Inc.		NR: 12-04

For further information please contact:

For Virginia Energy Resources Inc.
Walter Coles, Jr., Executive Vice President
Phone No.: (604) 669-4799
Email: wcolesjr@va-energy.com

Investor Relations:
Tony Perri, Investor Relations, Manager
Phone No.: (604) 669-4799
Email: tperri@va-energy.com

For Energy Fuels Inc.
Stephen P. Antony, President & CEO
Phone No.: (303) 974-2140
Email: santony@energyfuels.com

Investor Relations:
Curtis H. Moore, Director – Investor & Public Relations
Phone No.: (303) 974-2140
Email: cmoore@energyfuels.com

For further information contact: Walter Coles, Jr., Executive Vice President or Tony Perri – Investor Relations, Manager
Suite 611, 675 W. Hastings Street Vancouver, British Columbia, Canada V6B 1N2
Tel: (604) 669-4799 Website: www.virginiaenergyresources.com